Exhibit 1.7

FOR IMMEDIATE RELEASE COMPULSORY ACQUISITION OF REMAINING SHARES IN GOLDBELT
Oslo, Norway/Toronto, Canada — January 31, 2008 — Wega Mining ASA (“Wega Mining”) announced today that on January 30, 2008 its wholly-owned subsidiary Wega Mining Inc. (the “Offeror”), commenced the compulsory acquisition process under the Business Corporations Act (British Columbia) (the “Act”), to acquire the remaining issued and outstanding common shares of Goldbelt Resources Ltd. (TSX: GLD) (“Goldbelt”) not acquired pursuant to the Offeror’s take-over bid for the Goldbelt common shares commenced on November 5, 2007 (the “Offer”).
On December 13, 2007, the expiry of the Offer, the Offeror took up and paid for approximately 67 million common shares of Goldbelt, representing over 91% of the common shares of Goldbelt (excluding the 16,000,000 common shares held by the Offeror). Together with the common shares acquired by the Offeror pursuant to a private placement, the Offeror currently owns approximately 93% of the common shares of Goldbelt on a fully diluted basis.
Pursuant to the compulsory acquisition provisions of the Act, the Offeror now intends to acquire all of the remaining outstanding shares of Goldbelt for the same price and on the same terms contained in the Offer. Under the provisions of the Act, remaining shareholders of Goldbelt are entitled to receive the same consideration per share paid under the Offer, being Cdn.$1.55 in cash per share. Upon payment by the Offeror to Goldbelt of the full amount payable in respect of the remaining outstanding shares, Goldbelt must register the Offeror as the holder of all of the remaining shares of Goldbelt, and shareholders will no longer hold any shares. The Offeror intends to make payment to Goldbelt, and hence become the holder of all remaining outstanding shares, on or about April 7, 2008. As soon as reasonably practicable thereafter, it is expected that Goldbelt’s common shares will be delisted from the Toronto Stock Exchange and Goldbelt will apply to cease to be a reporting issuer in Canada and to deregister in the United States.
On January 30, 2008, the Offeror mailed a notice of compulsory acquisition and transmittal to each of the remaining shareholders of Goldbelt. The notice sets out certain rights of remaining shareholders to receive payment for their common shares. In order to receive prompt payment for their shares, shareholders are encouraged to complete and deliver the transmittal, along with the certificates representing their common shares, no later than April 7, 2008, in accordance with the instructions set out in the transmittal. Copies of the notice of compulsory acquisition and transmittal are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders are urged to read these materials carefully, as they describe certain legal rights and obligations enjoyed by or imposed upon Wega Mining, the Offeror, Goldbelt and remaining shareholders of Goldbelt.
For further information please contact
Sverre Slåttsveen
CFO
+(47) 4541 1950
About Wega Mining ASA
Wega Mining ASA is an Oslo-based international mining company focused on exploring, developing and operating gold, copper and zinc deposits. The Company currently operates in Guinea, Burkina Faso, Mali, Canada, Portugal, Ecuador, Romania and Norway. Wega Mining ASA trades on Oslo Axess, an exchange regulated by the Oslo Stock Exchange. Further information can be accessed at www.wegamining.com.

Karenslyst Allé 2, Oslo     P.O. Box 568 Skøyen, N-0214 OSLO, Norway     Tlf.: +47 2316 0100     Fax: +47 2316 0109     www.wegamining.com